

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

<u>Via Email</u>
Christopher J. Del Moral-Niles
Chief Financial Officer
Associated Banc-Corp
433 Main Street
Green Bay, Wisconsin 54301

> **Re: Associated Banc-Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 001-31343**

Dear Mr. Del Moral-Niles:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Marc Thomas

　　　　　　　　　　　　Marc Thomas
　　　　　　　　　　　　Review Accountant